April 7, 2006

BY EDGAR AND FACSIMILE TO (202) 772-9208

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:

Amit Pande

Assistant Chief Accountant

Re:

American General Finance Corporation (the “Company”)

Form 8-K

Filed March 24, 2006

File No. 001-06155

Ladies and Gentlemen:

The following is the Company’s response to the comment in your letter, dated April 5, 2006, regarding the Company’s Current Report on Form 8-K referenced above (the “Form 8-K”).  As stated in the letter, your comment is:

You disclose that you determined that it was necessary to restate unaudited condensed financial information as of March 31, June 30 and September 30, 2005.  Please specifically tell us if your board of directors, a committee of the board of directors or officer(s) authorized to take such action, concluded on March 20, 2006, that previously issued financial statements should not be relied upon.

Please be advised that the Company’s Chief Financial Officer, Donald R. Breivogel, Jr., and Controller, George W. Schmidt, each of whom is authorized to take such action, concluded on March 20, 2006 that the Company’s previously issued unaudited condensed consolidated financial statements at and for the quarters ended March 31, June 30 and September 30, 2005 should no longer be relied upon because of errors in the Company’s accounting for four cross currency swaps designated as hedges of foreign currency denominated debt, and that as a result it would be necessary to restate the Company’s unaudited condensed consolidated financial statements and other financial information at and for the quarters ended March 31, June 30 and September 30, 2005.

The Company hereby acknowledges that:

(a)

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

(b)

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K; and

(c)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at (812) 468-5345.

Very truly yours,

/s/  Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

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04/06/06 10:07 AM